Exhibit 77 D
For RiverSource International Equity Fund

          At a Board of Directors' meeting held on July 14, 2005 the following investment policy was approved: Under normal market conditions, the Fund will invest at least 80% of its net assets in equity securities. The Fund will provide shareholders with at least 60 days' notice of any change in the 80% policy. The Fund's assets are primarily invested in equity securities of foreign issuers. The Fund may invest in common stocks of companies operating in less developed or emerging markets. The Fund invests mainly in midsized and large companies although it may invest in companies of any size. As a core fund, the Fund will invest in a blend of both value and growth stocks. At times the Fund may favor one more than the other based on available opportunities.